Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-183410

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
6.25% Senior Notes due 2042	$250,000,000	$28,650
Guarantees of 6.25% Senior Notes due 2042(2)	—	None(2)

(1)

The registration fee of $28,650 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”). Payment of the registration fee at the time of filing of the registrants’ registration statement on Form S-3 filed with the Securities and Exchange Commission on August 20, 2012 (Registration Statement No. 333-183410), was deferred pursuant to Rules 456(b) and 457(r) of the Securities Act, and is paid herewith. The “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in such registration statement.

(2)	Pursuant to Rule 457(n), no separate filing fee is required for the guarantees

Prospectus

Domtar Corporation

$250,000,000

6.25% Senior Notes due 2042

Interest payable March 1 and September 1

Domtar Corporation is offering $250,000,000 aggregate principal amount of its 6.25% senior notes due 2042. We will pay interest on the notes on March 1 and September 1 of each year, beginning on March 1, 2013. The notes will mature on September 1, 2042.

We may redeem the notes at any time, in whole or in part, at the redemption prices described under “Description of the notes—Optional redemption.”

The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated obligations, including under our Credit Agreement (as defined in this Prospectus). The notes will be fully and unconditionally guaranteed on an unsecured, senior basis by our direct and indirect, existing and future, U.S. wholly-owned subsidiaries that guarantee our indebtedness under the Credit Agreement, subject to certain exceptions. Any U.S. subsidiary (other than U.S. subsidiaries of our non-U.S. subsidiaries) that in the future guarantees our indebtedness or guarantees the indebtedness of any of our subsidiaries under the Credit Agreement, or any of our other indebtedness, will also fully and unconditionally, jointly and severally, guarantee the notes. See “Description of the notes—Subsidiary guarantors.”

If we experience certain change of control events, unless we have exercised our right to redeem all of the notes, each holder will have the right to require us to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase, as described under “Description of the notes—Change of control.”

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. As you review this prospectus, you should carefully consider the matters described in “Risk factors ” beginning on page 7.

	Public offering price(1)	Underwriting discount	Proceeds before expenses to Domtar
Per Note	99.581%	0.875%	98.706%
Total	$248,952,500	$2,187,500	$246,765,000

(1)	Plus accrued interest, if any, from August 23 , 2012.

We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company, on or about August 23, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint book-running managers

J.P. Morgan	Morgan Stanley	RBC Capital Markets

Co-managers

BofA Merrill Lynch Goldman, Sachs & Co. National Bank of Canada Financial	Scotiabank BMO Capital Markets Rabo Securities	CIBC Deutsche Bank Securities TD Securities

August 20, 2012.

This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). You should rely only on the information contained in this prospectus, any related free writing prospectus issued by us (which we refer to as a “company free writing prospectus”), and the documents incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any related company free writing prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus and any related company free writing prospectus in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus and any related company free writing prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Neither the delivery of this prospectus and any related company free writing prospectus nor any distribution of securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus and any related company free writing prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

You should read this prospectus together with the additional information described under the heading “Where you can find more information.” For more details, you should read the exhibits filed with the registration statement of which this prospectus is a part. In this prospectus, “Domtar,” “we,” “us,” “our,” and the “Company” refer to Domtar Corporation, unless otherwise indicated or the context otherwise requires.

The Company’s executive head office is located at 395 de Maisonneuve Blvd. West, Montreal, Québec, Canada H3A 1L6, and its telephone number is (514) 848-5555.

i

Forward-looking statements

This prospectus and other materials the Company has filed or will file with the SEC (as well as information included in the Company’s other written or oral statements) may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “project,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from historical results or those anticipated. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any occurs, what effect they will have on Domtar’s results of operations or financial condition. These factors include, among others, the following:

•	conditions in the global capital and credit markets, and the economy generally, particularly in the United States and Canada;

•	continued decline in usage of fine paper products in our core North American market;

•	our ability to implement our business diversification initiatives, including strategic acquisitions;

•	product selling prices;

•	raw material prices, including wood fiber, chemical and energy prices;

•	performance of the Company’s manufacturing operations, including unexpected maintenance requirements;

•	competition from domestic and foreign producers, including the impact of additional capacity;

•	the effect of, or changes in, forestry, land use, environmental and other governmental regulations (including tax), and accounting regulations;

•	the effect of weather and the risk of loss from fires, floods, windstorms, hurricanes and other natural disasters;

•	transportation costs;

•	the loss of current customers or the inability to obtain new customers;

•	legal or regulatory proceedings;

•	changes in asset valuations, including write downs of property, plant and equipment, inventory, accounts receivable or other assets for impairment or other reasons;

•	changes in currency exchange rates, particularly the relative value of the U.S. dollar to the Canadian dollar and Euro;

•	the effect of timing of retirements and changes in the market price of the Company’s common stock on charges for stock-based compensation;

ii

•	performance of pension fund investments and related derivatives, if any; and

•

the other factors described under “Risk factors” in this prospectus and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011 (our “2011 Form 10-K”), which is incorporated herein by reference.

You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this prospectus. Unless specifically required by law, the Company assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. You should carefully review the section captioned “Risk factors” in this prospectus for a more complete discussion of the risks and uncertainties of an investment in the notes offered hereby. You should also carefully review the reports that we file with the SEC, including our 2011 Form 10-K and any subsequent reports, each of which is incorporated herein by reference.

iii

Summary

The following summary highlights certain information contained elsewhere in this prospectus and in documents incorporated herein by reference. It does not contain all the information that you should consider before deciding to invest in the notes, including information that may be important to you. You should carefully review this entire prospectus, including the section entitled “Risk factors” and the Company’s financial statements and accompanying notes to those financial statements, which are incorporated by reference in this prospectus, and the other documents incorporated in this prospectus by reference. See “Where you can find more information.”

The Company

We design, manufacture, market and distribute a wide variety of fiber-based products including communication papers, specialty and packaging papers and adult incontinence products. We are the largest integrated marketer and manufacturer of uncoated freesheet paper in North America, which we sell to a variety of customers, including merchants, retail outlets, stationers, printers, publishers, converters and end-users. We also manufacture, sell and distribute adult incontinence products in North America and Europe. In addition, we own and operate Ariva, an extensive network of strategically located paper and printing supplies distribution facilities. The foundation of our business is the efficient operation of pulp mills, converting fiber into papergrade, fluff and specialty pulp. The majority of this pulp is consumed internally to make communication and specialty papers with the balance being sold as market pulp.

Business segments

The Company operates in three reportable segments: Pulp and Paper; Distribution; and Personal Care. Each reportable segment offers different products and services and requires different technology and/or marketing strategies. The following summary briefly describes the operations included in each of the Company’s reportable segments:

Pulp and Paper

Our Pulp and Paper segment comprises the manufacturing, sale and distribution of communication, specialty and packaging papers, as well as softwood, fluff and hardwood market pulp.

Distribution

Our Distribution segment involves the purchasing, warehousing, sale and distribution of our paper products and those of other manufacturers. These products include business and printing papers, certain industrial products and printing supplies.

Personal Care

Our Personal Care segment, which we formed in September 2011, consists of the manufacturing, sale and distribution of adult incontinence products. On September 1, 2011, we completed the acquisition of Attends Healthcare Inc., and on February 29, 2012 we completed the acquisition of Attends Healthcare Limited, producers of adult incontinence products in North America and Europe, respectively. In May 2012, we acquired EAM Corporation, a manufacturer of airlaid and ultrathin laminated absorbent cores used in feminine hygiene products, adult incontinence products, baby diapers and other medical, healthcare and performance packaging solutions.

Strategic initiatives and financial priorities

As a leading innovative fiber-based technology company, we strive to be the supplier of choice for our customers, a core investment for our shareholders and a recognized industry leader in sustainability. We have three key business objectives: (1) to grow and find ways to become less vulnerable to the secular decline in communication paper demand; (2) to reduce volatility in our earnings profile by increasing the visibility and predictability of our cash flows; and (3) to create value over time by ensuring that we maximize the strategic and operational use of our capital. To achieve these goals, we have established the following business strategies:

Perform.    We seek to drive performance in everything we do by focusing on customers, costs and cash. We are determined to operate our assets efficiently and to ensure we balance our production with our customer demand in papers. To generate free cash flow, we are focused on assigning our capital expenditures effectively and minimizing working capital requirements. We apply prudent financial management policies to retain the flexibility needed to successfully execute our strategic roadmap.

Grow.    To counteract the secular demand decline in our communication paper products and sustain the success of our company, we believe that we must leverage our core competencies and expertise as operators of large scale operations in fiber sourcing and in the marketing, manufacturing and distribution of fiber-based products. We are focused on optimizing and expanding our operations in markets with positive demand dynamics through the repurposing of assets, investments for organic growth and strategic acquisitions.

Break out.    Through agility and innovation, we seek to move from a paper to a fiber-centric organization by pursuing opportunities to break out from traditional pulp and paper making. We continue to explore opportunities to invest in innovative fiber-based technologies to bring our business in new directions and leverage our expertise and our assets to extract the maximum value for the wood fiber we consume in our operations.

Grow our line of environmentally and ethically responsible products.    We believe that we deliver best-in-class service to our customers through a broad range of certified products. The development of EarthChoice®, our line of environmentally and socially responsible paper, provides a platform upon which to expand our offering to customers. This product line is supported by leading environmental groups and offers customers solutions and peace of mind through the use of a combination of FSC® virgin fiber and recycled fiber.

Operate in a responsible way.    We try to make a positive difference every day by pursuing sustainable growth, valuing relationships, and responsibly managing our resources. We care for our customers, end-users and stakeholders in the communities where we operate, all seeking assurances that resources are managed in a sustainable manner. We strive to provide these assurances by certifying our distribution and manufacturing operations and measuring our performance against internationally recognized benchmarks. We are committed to the responsible use of forest resources across our operations, and we are enrolled in programs and initiatives to encourage landowners towards certification to improve their market access and increase their revenue opportunities.

The offering

The following is a brief summary of some of the terms of this offering. Certain of the terms and conditions described below are subject to important limitations and exceptions. You should carefully review the “Description of the notes” section of this prospectus, which contains more detailed descriptions of the terms and conditions of the notes.

Issuer	Domtar Corporation.

Notes offered	$250 million aggregate principal amount of our 6.25% senior notes due 2042.

Maturity date	The notes will mature on September 1, 2042.

Interest	The notes will bear interest at the rate of 6.25% per annum. We will pay interest semi-annually on March 1 and September 1 of each year, commencing on March 1, 2013. Interest will accrue from August 23, 2012.

Subsidiary guarantees	The notes will be fully and unconditionally guaranteed on an unsecured senior basis by our direct and indirect, existing and future, U.S. wholly-owned subsidiaries that guarantee our indebtedness under the Credit Agreement (as defined under “Description of other indebtedness—Credit facility”), subject to certain exceptions. Any U.S. subsidiary (other than U.S. subsidiaries of our non-U.S. subsidiaries) that in the future guarantees our indebtedness or guarantees the indebtedness of any of our subsidiaries under the Credit Agreement, or any of our other indebtedness, will also fully and unconditionally, jointly and severally, guarantee the notes. Each guarantor will be released from its guarantee of the notes upon the release of such guarantor from its guarantee under the Credit Agreement and all other indebtedness of Domtar (except in each case a discharge or release by or as a result of payment under such guarantee). If Domtar fails to make payments on the notes, its guarantors must make them instead. See “Description of the notes—Subsidiary Guarantors.”

Ranking	The notes will be our general unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated obligations, including under our Credit Agreement. The notes will effectively be subordinated to any future secured debt to the extent of the value of the assets securing such debt. Each guarantee of the notes will be an unsecured senior obligation of the applicable subsidiary guarantor and will rank equally with all of the other unsecured senior indebtedness of the applicable subsidiary guarantor, including its guarantees in respect of indebtedness under the Credit Agreement. Each guarantee will effectively be subordinated to all of the secured indebtedness of the applicable subsidiary guarantor to the extent of the value of the assets securing such secured indebtedness.

As of June 30, 2012, we and our subsidiary guarantors had $956 million of outstanding indebtedness, including $51 million of capital leases, $905 million of unsecured notes and $12 million of letters of credit outstanding under our Credit Agreement. As of June 30, 2012, we had $45 million of letters of credit outstanding under our securitization program and no outstanding indebtedness for money borrowed that was secured.

The notes will be effectively subordinated to the liabilities of our subsidiaries that are not subsidiary guarantors. As of June 30, 2012, our subsidiaries that will not be initial subsidiary guarantors had liabilities totalling $555 million, excluding intercompany liabilities.

Optional redemption	We may redeem the notes at any time, in whole or in part, at the redemption prices described under “Description of the notes—Optional redemption.”

Change of control	If we experience a change of control, unless we have exercised our right to redeem all of the notes, we will be required to make an offer to purchase all outstanding notes at a purchase price of 101% of their principal amount plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. See “Description of the notes—Change of control.”

Covenants	The indenture governing the notes contains certain covenants that, among other things; (i) limit our ability to consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to any person; (ii) limit the ability of us and our restricted subsidiaries to create, incur, assume or permit to exist any indebtedness that is secured by any lien on principal facilities and timberlands of Domtar or its restricted subsidiaries or on any shares of capital stock or debt of Domtar or any of its restricted subsidiaries without equally and ratably securing the notes or subsidiary guarantee, as applicable; and (iii) limit the ability of us and our restricted subsidiaries to enter into certain sale and leaseback transactions. See “Description of the notes—Covenants.”

Use of proceeds	We estimate that the net proceeds from the offering of the notes will be approximately $246 million after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including, without limitation, capital expenditures and strategic acquisitions. See “Use of proceeds.”

Book-entry delivery and form

The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the notes—Book-entry delivery and form.”

Listing	We do not intend to apply for the listing of the notes on any securities exchange or for the quotation of the notes in any dealer quotation system. The notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the notes. See “Underwriting.”

Trustee for the notes	The Bank of New York Mellon.

Governing law of the Indenture and the notes	State of New York.

Risk factors	An investment in the notes involves risks. You should carefully consider all information contained or incorporated by reference in this prospectus and, in particular, you should carefully read the section of this prospectus entitled “Risk factors” before deciding whether to invest in the notes.

Summary historical financial data

The following sets forth summary historical financial data of the Company for the periods and as of the dates indicated. The selected financial data as of December 31, 2011, 2010 and 2009 and for the fiscal years ended December 31, 2011, 2010 and 2009 have been derived from the audited financial statements of Domtar for 2011 and 2010. The selected financial data as of June 30, 2012 and 2011 and for the six month periods ended June 30, 2012 and 2011 have been derived from the unaudited financial statements of Domtar for the six months ended June 30, 2012. In our opinion, these financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results in any future period.

The following table should be read in conjunction with Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 8, “Financial Statements and Supplementary Data” of our 2011 Form 10-K and Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (our “Second Quarter 2012 Form 10-Q”), which are incorporated by reference in this prospectus.

	Six months ended June 30,		Year ended December 31,
(in millions of dollars, except per share amounts)	2012	2011	2011	2010	2009

	(unaudited)		(audited)

Statement of Earnings Data:
Sales	$2,766	$2,826	$5,612	$5,850	$5,465
Closure and restructuring costs and impairment and write-down of, property, plant and equipment	3	78	137	77	125
Depreciation and amortization	193	188	376	395	405
Operating income	215	306	592	603	615
Net earnings	87	187	365	605	310

Balance Sheet Data (at period end):
Cash and cash equivalents	$276	$742	$444	$530	$324
Net property, plant and equipment	3,450	3,573	3,459	3,767	4,129
Total assets	5,973	6,078	5,869	6,026	6,519
Long-term debt (including portion due within one year)	956	826	841	827	1,712
Total shareholders’ equity	2,948	3,194	2,972	3,202	2,662

Risk factors

You should carefully consider each of the following risks and all of the other information contained in this prospectus and in the documents incorporated herein by reference. In addition to the other information in this prospectus and in the documents incorporated herein by reference, you should carefully consider the risk factors below and those set forth under the heading “Risk Factors” in our 2011 Form 10-K, as well as any of our subsequently filed quarterly or current reports. For more information, see “Where you can find more information.”

Risks relating to the industries and businesses of the Company

For a discussion of risks relating to the industries and businesses of the Company, see Part I, Item 1A, “Risk Factors” and the risks identified in Part II, Item 7A, “Quantitative and Qualitative Disclosures About Market Risk” in our 2011 Form 10-K and any subsequent reports, each of which is incorporated by reference into this prospectus.

Risks related to the notes

Our consolidated indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of June 30, 2012, the Company had approximately $956 million of outstanding indebtedness, including $51 million of capital leases, $905 million of unsecured notes and $12 million of letters of credit outstanding under our Credit Agreement.

Our level of indebtedness could have important consequences to our financial condition, operating results and business, including, among others, the following:

•

it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•

a portion of our cash flows from operations will be dedicated to payments on our indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	the debt service requirements of our indebtedness could make it more difficult for us to satisfy our other obligations;

•	our borrowings under the Credit Agreement, if any, would be at variable rates of interest, exposing us to increased debt service obligations in the event of increased interest rates;

•	it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt; and

•	it may increase our vulnerability to a downturn in general economic conditions or in our business, and may make us unable to carry out capital spending that is important to our growth.

In addition, we are subject to agreements that require us to meet and maintain certain financial ratios and tests. A significant or prolonged downturn in general business and economic conditions may affect our ability to comply with these covenants or meet those financial ratios and tests and could require us to take action to reduce our debt or to act in a manner contrary to our current business objectives.

A breach of any of the Credit Agreement or indenture covenants may result in an event of default under those agreements. This may allow the counterparties to those agreements to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If this occurs, we may not be able to refinance the indebtedness on favorable terms, or at all, or repay the accelerated indebtedness.

Our operations require substantial capital, and we may not have adequate capital resources to provide for all of our capital requirements.

Our businesses are capital intensive and require that we regularly incur capital expenditures in order to maintain our equipment, increase our operating efficiency and comply with environmental laws. In 2011, our total capital expenditures were $144 million (2010—$153 million). In addition, $83 million was spent under the Pulp and Paper Green Transformation Program (2010—$51 million), which is reimbursed by the Government of Canada.

If our available cash resources and cash generated from operations are not sufficient to fund our operating needs and capital expenditures, we would have to obtain additional funds from borrowings or other available sources or reduce or delay our capital expenditures. We may not be able to obtain additional funds on favorable terms, or at all. In addition, our debt service obligations will reduce our available cash flows. If we cannot maintain or upgrade our equipment as we require or allocate funds to ensure environmental compliance, we could be required to curtail or cease some of our manufacturing operations, or we may become unable to manufacture products that compete effectively in one or more of our product lines.

We and our subsidiaries may incur substantially more debt, which could increase the risks associated with our leverage.

We and our subsidiaries may incur substantial additional indebtedness in the future. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, including secured indebtedness, these restrictions are subject to qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be substantial. As of June 30, 2012, we had no borrowings and had outstanding letters of credit amounting to $12 million under this Credit Agreement, resulting in $588 million of availability for future drawings under this credit facility. Also, we can use securitization of certain receivables to provide additional liquidity to fund our operations. At June 30, 2012, we had no borrowings and $45 million of letters of credit outstanding under the securitization program (at December 31, 2011—$0 and $28 million and December 31, 2010—$0 and $0), resulting in $105 million of availability for future drawings under this program. Other new borrowings could also be incurred by us or our subsidiaries. Among other things, we could determine to incur additional debt, including secured debt, in connection with a strategic acquisition. If we incur additional debt, the risks associated with our leverage would increase.

Our ability to generate the significant cash needed to meet our substantial debt service and other financial obligations and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on many factors beyond our control.

We have considerable debt service obligations. In addition to servicing our scheduled debt maturities, we are obligated to pay interest. For 2011, we had approximately $74 million of annual interest payments. Our expected annual interest payment obligations, without giving effect to the notes offered hereby, average approximately $67 million each year from 2012 through 2015, $50 million in 2016 and $27 million in 2017. Our ability to make payments on and refinance our debt, including our long-term notes (including the notes offered hereby) and amounts borrowed under our Credit Agreement, if any, and other financial obligations, and to fund our operations will depend on our ability to generate substantial operating cash flow. Our cash flow generation will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, many of which are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our Credit Agreement or otherwise in amounts sufficient to enable us to service our indebtedness, including our long-term notes (including the notes offered hereby) and borrowings, if any, under our Credit Agreement or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these remedies may not be effected on commercially reasonable terms, or at all, and may impede the implementation of our business strategy. Furthermore, the Credit Agreement may restrict us from adopting any of these alternatives. Because of these and other factors that may be beyond our control, we may be unable to service our indebtedness.

The notes will be structurally subordinated to all of the indebtedness and other liabilities of our subsidiaries that do not guarantee the notes.

You will not have any claim as a creditor against any of our existing and future subsidiaries that do not guarantee the notes. Indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will be structurally senior to your claims against those subsidiaries. As of June 30, 2012, our subsidiaries that will not be initial subsidiary guarantors had liabilities of $555 million, excluding intercompany liabilities.

For the six months ended June 30, 2012, our non-guarantor subsidiaries collectively represented, respectively, approximately 18% of our sales, 45% of our operating income and 62% of our cash flows from operating activities. At June 30, 2012, our non-guarantor subsidiaries collectively represented approximately 36% of our total assets, excluding intercompany assets and investments in affiliates, and 18% of our outstanding total liabilities, including trade payables, but excluding intercompany liabilities, all of which would have been structurally senior to the notes.

In addition, the indenture governing our long-term notes, including the notes offered hereby, does not contain any limitation on the amount of additional indebtedness that can be incurred by our restricted subsidiaries, other than secured indebtedness, and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

The notes are obligations of a holding company that has substantially no independent operations and is dependent on its subsidiaries for cash.

As a holding company, our investments in our operating subsidiaries constitute substantially all of our operating assets. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances and transfers of funds from our subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividends and agreements of those subsidiaries.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under the Credit Agreement, could prevent us from making any payments on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants of our indebtedness, we could be in default under such indebtedness. In the event of any default:

•

the holders of such indebtedness may be able to cause all of our available cash to be used to pay such indebtedness and, in any event, could elect to declare all amounts thereunder to be due and payable;

•	the lenders under our Credit Agreement could elect to terminate their commitments thereunder, cease making further loans and declare all amounts thereunder to be due and payable; and

•	we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes or other debt securities upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes, as well as certain of our other outstanding long-term notes, at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes and other debt securities will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes and other debt securities upon a change of control because we may not have sufficient financial resources to purchase all of the notes and other debt securities that are tendered upon a change of control. In addition, we may be contractually restricted under the terms of the Credit Agreement from repurchasing all of the notes and other debt securities tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes. Any failure to repurchase all notes tendered upon a change of control would cause a default under the indenture governing the notes, as well as certain of our other outstanding long-term notes, and a cross-default under the Credit Agreement. The Credit Agreement also provides that a change of control will terminate the lenders’ commitments under the Credit Agreement, and the Company will be obligated to immediately repay any borrowings thereunder. Any of our future debt agreements may contain similar provisions.

Conditions in the global capital and credit markets or a decline in our credit ratings can adversely affect the market prices of the notes.

The future market prices of the notes will be affected by a number of factors, including conditions in the global capital and credit markets and our ratings by major credit rating agencies.

The global capital and credit markets and prevailing interest rates have experienced significant disruptions and volatility in recent years and are likely to do so in the future. Further disruptions in the global capital and credit markets and future fluctuations in these markets and prevailing interest rates may have an adverse effect on the prices of the notes.

Any reductions in our credit ratings would have a negative impact on our access to and cost of capital and financial flexibility. Credit rating agencies continually revise their ratings for companies that they follow, including us. There can be no assurance that the credit ratings on us or the notes will remain in effect for any given period of time or that ratings will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in their judgment, circumstances so warrant. Ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies. Actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under further review for a downgrade, may affect the market value of the notes and increase our corporate borrowing costs.

An active market may not develop for the notes, which may hinder your ability to liquidate your investment.

The notes comprise a new issue of securities with no established trading market. The underwriters have informed us that they intend to make a market in the notes after the completion of this offering; however, they are not obligated to do so and may discontinue such market making at any time. As a result, we cannot assure you that an active trading market will develop for the notes.

In addition, subsequent to their initial issuance, trading prices of the notes may vary, depending upon prevailing interest rates, the market for similar notes and the interest of securities dealers in making a market in the notes offered hereby, our operating performance and financial condition, our prospects or the prospects for companies in our industry generally and other factors, including those described herein.

Restrictive covenants in the Credit Agreement and indenture governing the notes may restrict our ability to pursue our business strategies.

The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long term best interests. These covenants restrict, among other things, our and our subsidiaries’ ability to:

•	create liens on our or our subsidiary guarantor’s assets to secure debt or enter into certain sale and leaseback transactions;

•

merge or consolidate, or permit any of our material subsidiaries to merger or consolidate, with another person or sell or otherwise dispose of all or substantially all of our assets, including all or substantially all of the capital stock of any of our material subsidiaries;

•	alter the business that we or any of our material subsidiaries conduct;

•	enter into hedge agreements, other than hedge agreements entered in the ordinary course of business;

•

enter into or incur any agreement that restricts the ability of any of our subsidiaries to pay cash dividends or other cash distributions with respect to its capital stock, to make or repay loans or advances to us or any other of our subsidiaries, or to incur guarantee obligations;

•

enter into any agreement that limits our ability or the ability of any of our material domestic subsidiaries to create, incur or assume any lien upon any of our or its property or revenues to secure our or its obligations under the Credit Agreement;

•	change our fiscal periods;

•

carry on any activity, event or circumstance in respect of hazardous material or cause or permit any hazardous material to be stored in or present in any form or under any of our or our subsidiaries properties; and

•	enter into transactions with affiliates.

The indenture governing our long-term notes, including the notes offered hereby, also includes limitations on our ability to create liens on our or our subsidiaries’ assets to secure debt, our ability to engage in certain sale and leaseback transactions and our ability to merge or consolidate with another person or sell or otherwise dispose of all or substantially all of our assets.

A breach of any covenant contained in either the Credit Agreement or the indenture governing our long-term notes could result in a default under those agreements. If any such default occurs, the lenders under the Credit Agreement or the holders of our long-term notes, as the case may be, may elect (after the expiration of any applicable notice or grace periods) to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, a default under the indenture governing our long-term notes, including the notes offered hereby, with respect to any series of such long-term notes would cause a default under the Credit Agreement, and the acceleration of debt under the Credit Agreement or the failure to pay that debt when due or an unstayed judgment against us would cause a default under the indenture governing our long-term notes (assuming the amount of that debt or judgment is in excess of $80 million or the equivalent thereof in any foreign currency). The lenders under the Credit Agreement also have the right upon an event of default thereunder to terminate any commitments they have to provide further revolving borrowings. If the debt under the Credit Agreement or our long-term notes becomes due and payable, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration.

Ratio of earnings to fixed charges

The following table sets forth the Company’s ratio of earnings to fixed charges for each of the last five years. The information presented below should be read in conjunction with Exhibit 12.1, “Computation of ratio of earnings to fixed charges” to our 2011 Form 10-K and our Second Quarter 2012 Form 10-Q, each of which is incorporated by reference in this prospectus.

	Six months ended		Year ended
(in millions of dollars, except ratio data)	June 30, 2012	June 30, 2011	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007

Ratio of earnings to fixed charges	3.7	6.7	6.2	3.7	4.6	—	1.5

Deficiency in the coverage of earnings to fixed charges						$570

Use of proceeds

We estimate that the net proceeds from the offering of the notes will be approximately $246 million after deducting the underwriting discounts and estimated offering expenses. We intend to use the net proceeds of this offering for general corporate purposes, including, without limitation, capital expenditures and strategic acquisitions. Pending final use, we may place the net proceeds from this offering in short-term investment vehicles.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012 and as adjusted to reflect the sale of the notes offered hereby. The information presented below should be read in conjunction with Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2011 Form 10-K, Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Second Quarter 2012 Form 10-Q and other information contained in this prospectus.

	As of June 30, 2012
(In millions of dollars)	Actual	As adjusted

Cash and cash equivalents(1)	$276	$522
Short-term bank indebtedness(2)	$22	$22
Long-term debt (including portion due within one year):
Credit Agreement:
Revolving credit facility due 2017(3)	$—	$—
Long-term notes(4):
5.375% notes due 2013	71	71
7.125% notes due 2015	166	166
9.5% notes due 2016	100	100
10.75% notes due 2017	271	271
4.4% notes due 2022	297	297
6.25% notes due 2042 offered hereby	—	250
Capital lease obligations with maturities between 2012 and 2028	51	51
Total long-term debt	$956	$1,206

Shareholders’ equity:
Common stock: $0.01 par value; authorized 2,000,000,000 shares; 42,514,697 shares issued and outstanding, actual and as adjusted	$—	$—
Exchangeable shares(5): no par value; unlimited number authorized; 617,013 shares issued and held by non-affiliates, actual and as adjusted	49	49
Treasury stock: $0.01 par value; 7,223,156 shares	—	—
Additional paid-in capital	2,254	2,254
Retained earnings	729	729
Accumulated other comprehensive loss	(84)	(84)
Total shareholders’ equity	2,948	2,948
Total capitalization	$3,926	$4,176

(1)	Cash and cash equivalents, as adjusted, reflect receipt of the net proceeds of this offering of approximately $246 million.

(2)	Represents checks outstanding.

(3)	$600 million facility, of which $588 million was available as at June 30, 2012, after giving effect to $12 million of outstanding letters of credit.

(footnotes continued on next page)

(4)	Amounts for each series other than 4.4% notes reflect fair value adjustments arising out of the Transaction (as defined in our Second Quarter 2012 Form 10-Q) as reflected in our balance sheet as of June 30, 2012. The long-term notes had the following nominal principal amounts as of June 30, 2012:

5.375% notes due 2013	$73
7.125% notes due 2015	$166
9.5% notes due 2016	$94
10.75% notes due 2017	$278
4.4% notes due 2022	$300

On February 22, 2012, we announced the commencement of a cash tender offer for our outstanding 5.375% Notes due 2013, 7.125% Notes due 2015, 9.5% Notes due 2016 and 10.75% Notes due 2017 such that the maximum aggregate consideration for notes purchased in the tender offer, excluding accrued and unpaid interest, would not exceed $250 million. The tender offer expired at 12:00 midnight, New York City time, on March 21, 2012, and we purchased $186 million of principal amount of such notes for an aggregate consideration of $233 million, excluding accrued and unpaid interest. We incurred a premium of $47 million and additional charges of $3 million as a result of this debt extinguishment.

(5)	Represents exchangeable shares of Domtar (Canada) Paper Inc., a British Columbia corporation and a subsidiary of the Company, which are exchangeable on a one-for-one basis for shares of common stock of the Company.

Description of other indebtedness

Credit facility

On June 15, 2012, we amended and restated our existing Credit Agreement (as so amended and restated, the “Credit Agreement”), among the Company and certain of its subsidiaries as borrowers (collectively, the “Borrowers”), J.P. Morgan Chase Bank, N.A., as administrative agent and the lenders and agents party thereto. We intend to use the new revolving Credit Agreement for general corporate purposes, including working capital, capital expenditures and acquisitions.

The Credit Agreement provides for a revolving credit facility (including a letter of credit subfacility and a swingline subfacility) that matures on June 15, 2017. The maximum aggregate amount of availability under the revolving Credit Agreement is $600 million, which may be borrowed in U.S. dollars, Canadian dollars (in an amount up to the Canadian dollar equivalent of $150 million) and euro (in an amount up to the euro equivalent of $200 million). Borrowings may be made by us, by our U.S. subsidiary Domtar Paper Company, LLC, by our Canadian subsidiary Domtar Inc. and by any additional borrower designated by us in accordance with the Credit Agreement. We may increase the maximum aggregate amount of availability under the revolving Credit Agreement by up to $400 million, and the Borrowers may extend the final maturity of the Credit Agreement by one year, if, in each case, certain conditions are satisfied, including: (i) the absence of any event of default or default under the Credit Agreement, and (ii) the consent of the lenders participating in each such increase or extension, as applicable.

No amounts were borrowed at June 30, 2012 (December 31, 2011—$0). At June 30, 2012, we had outstanding letters of credit amounting to $12 million under this credit facility (December 31, 2011—$29 million).

Borrowings under the Credit Agreement will bear interest at a rate dependent on our credit ratings at the time of such borrowing and will be calculated at the Borrowers’ option according to a base rate, prime rate, LIBO rate, EURIBO rate or the Canadian bankers’ acceptance rate plus an applicable margin, as the case may be. In addition, we must pay facility fees quarterly at rates dependent on our credit ratings.

The Credit Agreement contains customary covenants for transactions of this type, including two financial covenants: (i) an interest coverage ratio (as defined in the Credit Agreement) that must be maintained at a level of not less than 3.0 to 1; and (ii) a leverage ratio (as defined in the Credit Agreement) that must be maintained at a level of not greater than 3.75 to 1. At June 30, 2012 we were in compliance with our covenants.

All borrowings under the Credit Agreement are unsecured. Certain of our domestic subsidiaries will unconditionally guarantee any obligations from time to time arising under the Credit Agreement, and certain of our subsidiaries that are not organized in the United States will unconditionally guarantee any obligations of Domtar Inc., the Canadian subsidiary borrower, or of additional borrowers that are not organized in the United States, under the Credit Agreement, in each case, subject to the provisions of the Credit Agreement.

If there is a change of control, as defined under the Credit Agreement, the Credit Agreement will be terminated and any outstanding obligations under the Credit Agreement will automatically become immediately due and payable.

Receivables securitization

We use securitization of certain receivables to provide additional liquidity to fund our operations, particularly when it is cost effective to do so. The costs under the program may vary based on changes in interest rates. Our securitization program consists of the sale of our domestic receivables to a bankruptcy remote consolidated subsidiary, which, in turn, transfers a senior beneficial interest in them to a special purpose entity managed by a financial institution for multiple sellers of receivables. The program normally allows the daily sale of new receivables to replace those that have been collected. We retain a subordinated interest which is included in Receivables on our Consolidated Balance Sheets and will be collected only after the senior beneficial interest has been settled. The book value of the retained subordinated interest approximates fair value. Fair value is determined on a discounted cash flow basis. We retain responsibility for servicing the receivables sold but do not record a servicing asset or liability as the fees received by us for this service approximate the fair value of the services rendered.

The program contains certain termination events, which include, but are not limited to, matters related to receivable performance, certain defaults occurring under the Credit Agreement, and certain judgments being entered against us or our subsidiaries that remain outstanding for 60 consecutive days.

In November 2010, the agreement governing this receivables securitization program was amended and extended to mature in November 2013. The available proceeds that may be received under the program are limited to $150 million. The agreement was subsequently amended in November 2011 to add a letter of credit sub-facility.

At June 30, 2012 we had no borrowings and $45 million of letters of credit outstanding under the program (at December 31, 2011—$0 and $28 million and December 31, 2010—$0 and $0). Sales of receivables under this program are accounted for as secured borrowings. Before 2010, gains and losses on securitization of receivables were calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds upon sale and the fair value of the retained subordinated interest in such receivables on the date of the transfer.

In 2011, a net charge of $1 million (2010—$2 million; 2009—$2 million) resulted from the programs described above and was included in Interest expense in our Consolidated Statements of Earnings. The net cash outflow in 2011, from the reduction of senior beneficial interest under the program was $0 (2010—$20 million).

Description of the notes

The following description is a summary of the terms and provisions of the notes (referred to in this section only as the “Notes”) and the Indenture (as defined below) and Supplemental Indenture (as defined below) governing the Notes. It summarizes only those portions of the Indenture that we believe will be most important to your decision to invest in the Notes. You should keep in mind, however, that it is the Indenture, and not this summary, which will define your rights as a holder of the Notes. There may be other provisions in the Indenture which are also important to you. You should read the Indenture and the Notes for a full description of the terms of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement that includes this prospectus. See “Where you can find more information” for information on how to obtain copies of the Indenture. In this section, “we”, “us”, “our” and “Domtar” refer only to Domtar without any of its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

Domtar will issue the Notes under a supplemental indenture, dated the issue date of the Notes (the “Supplemental Indenture”), to the indenture, dated November 19, 2007, by and among Domtar, Domtar Paper Company, LLC and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”) (as previously amended and supplemented, and together with the Supplemental Indenture, the “Indenture”). The Indenture does not limit the maximum aggregate principal amount of notes Domtar may issue thereunder. Domtar will issue up to an aggregate principal amount of $250 million of 6.25% senior notes due 2042 in this offering.

The Notes will vote on and consent to all matters arising under the Indenture or the Notes as a separate class.

We may from time to time without notice to, or the consent of, the holders of Notes, create and issue additional Notes under the Indenture, equal in rank to the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional Notes, or except for the first payment of interest following the issue date of the additional Notes) so that the additional Notes may be consolidated and form a single series with the existing Notes and have the same terms as to status, redemption and otherwise as Notes offered under this prospectus.

The Notes will be issued in denominations of $2,000 and integral multiples of $1,000 and will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by Notes in definitive form. See “—Book-entry, delivery and form.”

The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

Terms of the notes

General

Principal and interest on the Notes will be payable in lawful money of the United States. On maturity or redemption of the Notes, Domtar will repay the indebtedness represented by such

Notes by paying the Trustee in lawful money of the United States an amount equal to the principal amount of the outstanding Notes, plus any accrued and unpaid interest thereon to, but excluding the date of maturity or redemption, as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will be subject to redemption only in the circumstances and upon the terms described under “—Optional redemption.”

The Notes will mature on September 1, 2042. The Notes will bear interest at the rate per annum of 6.25%, which will be payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2013, to the persons in whose names the Notes are registered at the close of business on the preceding February 15 or August 15, as the case may be. Each Note will bear interest from the Issue Date.

Ranking

The Notes will be our general unsecured senior obligations and will rank equally with all of our existing and future unsecured and unsubordinated obligations, including under our Credit Agreement. The Notes will be senior in right of payment to all of our future subordinated indebtedness and will be effectively subordinated to all of our future secured indebtedness to the extent of the assets securing such secured indebtedness.

Each Subsidiary Guarantee of the Notes will be the unsecured senior obligation of the applicable Subsidiary Guarantor and will rank equally with all of the existing and future unsecured senior indebtedness of the applicable Subsidiary Guarantor, including its guarantee in respect of indebtedness under the Credit Agreement. Each Subsidiary Guarantee will be senior in right of payment to all of the future subordinated indebtedness of the applicable Subsidiary Guarantor and will be effectively subordinated to all of the existing and future secured indebtedness of the applicable Subsidiary Guarantor, to the extent of the value of the assets securing such secured indebtedness.

Each of the Subsidiary Guarantors has also provided a subsidiary guarantee with respect to the Company’s other unsecured notes and debentures pursuant to the Indenture. See “Capitalization.” The condensed consolidating financial information as required under Rule 3.10 of Regulation S-X can be found at Note 25 to the Company’s audited consolidated financial statements included in our 2011 Form 10-K, which is incorporated by reference in this prospectus.

All of our operations are conducted through our subsidiaries. Unless a subsidiary is a Subsidiary Guarantor, claims of creditors of such subsidiary, including trade creditors, generally will have priority with respect to the assets and earnings of such subsidiary over the claims of our creditors, including holders of the Notes. The Notes will be structurally subordinated to creditors, including trade creditors, of our subsidiaries that are not Subsidiary Guarantors.

As of June 30, 2012, we and our subsidiary guarantors had $956 million of outstanding indebtedness, including $51 million of capital leases, $905 million of unsecured notes and $12 million of letters of credit outstanding under our Credit Agreement. In addition, we had $45 million of letters of credit outstanding under our securitization program and no outstanding indebtedness for money borrowed that was secured.

As of June 30, 2012, our subsidiaries that will not be initial subsidiary guarantors had liabilities of $555 million, excluding intercompany liabilities. For the six months ended June 30, 2012, our non-guarantor subsidiaries collectively represented approximately 18% of our sales, 45% of our operating income and 62% of our cash flows from operating activities. At June 30, 2012, our non-guarantor subsidiaries collectively represented approximately 36% of our total assets, excluding intercompany assets and investments in affiliates, and 18% of our outstanding total liabilities, including trade payables but excluding intercompany liabilities, all of which would have been structurally senior to the notes.

The Indenture will not limit us or our subsidiaries from incurring additional indebtedness (other than secured indebtedness) under the Indenture or any other agreement that we may have entered into or enter into in the future.

Listing of the notes

We do not intend to apply for the listing of the Notes on any securities exchange or for the quotation of the Notes in any dealer quotation system. The Notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Notes. See “Underwriting.”

Optional redemption

We may redeem the Notes in whole, or from time to time in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes and (ii), as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Adjusted Treasury Rate, plus 50 basis points.

The redemption price for the Notes will include, in each case, accrued and unpaid interest, if any, on the principal amount of the Notes to be redeemed to, but excluding, the redemption date.

We will mail notice of redemption of any of the Notes at least 30 days but not more than 60 days before the redemption date to the holders of such Notes at their registered address. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or the portions thereof called for redemption. Where less than all of the outstanding Notes are to be redeemed, the Notes will be selected by the Trustee in such manner as it shall deem fair and appropriate.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the U.S Treasury security selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected in good faith by Domtar.

“Reference Treasury Dealer” means (1) each of J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that, if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Domtar shall substitute for it another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Trustee after consultation with Domtar.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

Domtar is not required to make mandatory redemption payments or sinking fund payments with respect to the Notes.

Subsidiary guarantors

On the Issue Date, each of Domtar’s direct and indirect U.S. Subsidiaries that guarantee indebtedness of Domtar or any of its subsidiaries under the Credit Agreement (other than U.S. Subsidiaries of our non-U.S. subsidiaries) will, jointly and severally, fully and unconditionally guarantee Domtar’s obligations under the Notes and all obligations under the Indenture on a senior unsecured basis. The Subsidiary Guarantors will agree to pay, in addition to the obligations under the Notes and the Indenture, any and all costs and expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees.

The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees will rank equally in right of payment with all existing and future unsecured senior indebtedness of such Subsidiary Guarantors, including their guarantees in respect of indebtedness under the Credit Agreement, and will be effectively subordinated to all of such Subsidiary Guarantor’s future secured indebtedness, to the extent of the value of the assets securing such secured indebtedness.

As of June 30, 2012, outstanding indebtedness of the Subsidiary Guarantors was $36 million (excluding intercompany liabilities and guarantees under the Credit Agreement and the Indenture), which represented capitalized leases.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, guarantees under any Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

In the event a Subsidiary Guarantor is sold, conveyed, assigned or otherwise disposed of (whether by merger, consolidation, the sale of its capital stock or the sale of all or substantially all of its assets (other than by lease)) and whether or not the Subsidiary Guarantor is the surviving corporation in such transaction to a Person which is not us or a Restricted Subsidiary of us, such Subsidiary Guarantor will be automatically released from its obligations under the Indenture and its Subsidiary Guarantee provided that:

(1)	the sale or other disposition is in compliance with the Indenture, including the covenant “—Covenants—Consolidation, merger and sale of assets;” and

(2)	all the obligations of such Subsidiary Guarantor under our Credit Agreement or any other Credit Facility and related documentation and under any other agreements relating to other indebtedness of us terminate upon consummation of such transaction.

In the event that a Subsidiary Guarantor is released and discharged in full from all of its obligations under its guarantees of the Credit Agreement (including by reason of the termination of the Credit Agreement) and all other indebtedness of us (except in each case a release or discharge by or as a result of payment under such guarantee), then such Subsidiary Guarantor will be released from its obligations under its Subsidiary Guarantee as specified under the covenant described under “—Future subsidiary guarantors.”

In addition, a Subsidiary Guarantor will be released from its obligations under the Indenture and its Subsidiary Guarantee in connection with any legal defeasance of the applicable Notes or upon satisfaction and discharge of the Indenture, each in accordance with the terms of the Indenture.

Change of control

If a Change of Control occurs, unless we have exercised our right to redeem all of the Notes as described under “—Optional redemption,” each holder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, unless we have exercised our right to redeem all of the Notes as described under “—Optional redemption,” we will mail a notice (the “Change of Control Offer”) to each holder, with a copy to the Trustee, stating:

(1)	that a Change of Control has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to but excluding the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the “Change of Control Payment”);

(2)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by us, consistent with the Indenture, that a holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (in integral multiples of $1,000) properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

The paying agent will promptly mail to each holder of Notes so tendered the Change of Control Payment for such Notes. With respect to the unpurchased portion of the Notes so tendered (if any), the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to such unpurchased portion of the Notes surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders to require us to repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Prior to mailing a Change of Control Offer, and as a condition to such mailing, (i) the requisite holders of each issue of indebtedness issued under an indenture or other agreement that may be violated by such payment shall have consented to such Change of Control Offer being made and waived the event of default, if any, caused by the Change of Control or (ii) we will repay all outstanding indebtedness issued under an indenture or other agreement that may be violated by a payment to the holders of Notes under a Change of Control Offer or we must offer to repay all such indebtedness, and make payment to the holders of such indebtedness that accept such offer, and obtain waivers of any event of default from the remaining holders of such indebtedness. We will effect such repayment or obtain such consent within 30 days following any Change of Control, it being a default of the Change of Control provision of the Indenture if we fail to comply with such covenant. A default under the Indenture with respect to any series of Domtar debt securities could result in a cross-default under the Credit Agreement or any other Credit Facility and with respect to other series of Domtar debt securities.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations described in the Indenture by virtue of the conflict.

Our ability to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors. The occurrence of certain of the events that constitute a Change of Control would also constitute a change of control under the Credit Agreement which would automatically terminate the lenders’ commitments under the Credit Agreement and cause any outstanding obligations under the Credit Agreement to automatically become immediately due and payable. In addition, certain events that may constitute a change of control under the Credit Agreement and cause that agreement to terminate may not constitute a Change of Control under the Indenture. Certain outstanding debt securities also contain, and the future indebtedness of us and our subsidiaries may contain, prohibitions of certain events that would constitute a Change of Control or require such indebtedness to be repaid or repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Even if sufficient funds were otherwise available, future indebtedness may prohibit us from purchasing the Notes before their scheduled maturity. Consequently, if we are not able to prepay any such indebtedness containing such restrictions or obtain requisite consents, as described above, we will be unable to fulfill our repurchase obligations if holders of the Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A default under the Indenture with respect to any series of Domtar debt securities could result in a cross default under the Credit Agreement or any other Credit Facility and with respect to the other series of Domtar debt securities.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving us by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of Domtar and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require us to make an offer to repurchase the Notes as described above.

Covenants

Consolidation, merger and sale of assets

We will not consolidate with or merge with or into any other Person or convey, transfer or lease our properties and assets substantially as an entirety to any Person, and we will not permit any Person to consolidate with or merge with or into us, unless:

•

we will be the surviving company in any merger or consolidation, or, if we consolidate with or merge into another Person or convey or transfer or lease our properties and assets substantially as an entirety to any Person, the successor person is an entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia, and the successor entity expressly assumes our obligations relating to the Notes;

•

each Subsidiary Guarantor (unless it is the other party to the transactions above) shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such successor Person’s obligations in respect of the Indenture and the Notes;

•	immediately after giving effect to the consolidation, merger, conveyance, transfer or lease, there exists no Default or Event of Default; and

•	other conditions, including the delivery of an Officers’ Certificate and an Opinion of Counsel, described in the Indenture are met.

This covenant would not apply to the direct or indirect conveyance, transfer or lease of all or any portion of the stock, assets or liabilities of any of our wholly-owned subsidiaries to us or to our other wholly-owned subsidiaries. Subject to the foregoing sentence, any debt which becomes an obligation of ours or any subsidiary as a result of any transaction described by this covenant will be treated as having been incurred by us or such subsidiary at the time of such transaction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more of our subsidiaries, which properties and assets, if held by us instead of such subsidiaries, would constitute all or substantially all of the properties and assets of us on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of us.

The predecessor person will be released from its obligations under the Indenture and the successor person will succeed to, and be substituted for, and may exercise every right and power of, us under the Indenture, but, in the case of a lease of all or substantially all its assets, the predecessor person will not be released from the obligation to pay the principal of and interest on the Notes.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether a sale of substantially all of our assets in breach of this covenant has occurred and whether a holder of Notes would have any applicable rights under the Indenture.

Limitation on liens

With certain exceptions set forth below, the Indenture will provide that neither we nor our Restricted Subsidiaries may create, incur, assume or otherwise have outstanding any Mortgage, upon any Principal Property belonging to us or to any of our Restricted Subsidiaries or upon the shares of capital stock or debt of any of our Restricted Subsidiaries, whether such Principal Property, shares or debt are owned by us or our Restricted Subsidiaries on the date of the Indenture or acquired in the future, to secure any debt of ours or any of our Restricted Subsidiaries.

The Indenture will permit us to create, incur, assume or otherwise have outstanding such Mortgage if we provide that the Notes will be secured by a Mortgage equally and ratably with or in priority to the new secured debt, so long as such new secured debt shall be so secured. In this event, we may also provide that any of our other debt, including indebtedness guaranteed by us or by any of our Restricted Subsidiaries, will be secured equally with or in priority to the new secured debt. In addition, the Indenture will provide that the restriction on creating, incurring, assuming or permitting any Mortgage will not apply to:

(1)	Mortgages securing indebtedness and other obligations of Domtar or the Restricted Subsidiaries under any Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed $1,550 million less the aggregate principal amount of all mandatory prepayments of principal thereof permanently reducing the commitments thereunder;

(2)	Mortgages in favor of us or any wholly-owned Restricted Subsidiary;

(3)	any Mortgage to secure a Purchase Money Obligation, so long as the Mortgage does not apply to other property owned by us or any Restricted Subsidiary at the time of the commencement of the construction or improvement of, or immediately prior to the consummation of the acquisition of, the property that is subject to the Purchase Money Obligation;

(4)	Mortgages existing upon any property or asset of a company which is merged with or into, amalgamated with, or is consolidated into, or substantially all the assets or shares of capital stock of which are acquired by, us or any of our Restricted Subsidiaries, at the time of such merger, amalgamation, consolidation or acquisition, so long as any such Mortgage (a) does not extend to any other property or asset, other than improvements to the property or asset subject to such Mortgage and (b) was not created in anticipation of such merger, amalgamation, consolidation or acquisition;

(5)	Mortgages securing obligations issued by Canada or any province or territory thereof; the United States of America, any state thereof or the District of Columbia or any territory or possession of the United States of America, or any political subdivision, agency or authority of any of the foregoing, to finance the acquisition, construction or improvement of property subject to such Mortgages, including, among other things, Mortgages incurred in connection with pollution control, industrial revenue or similar financings;

(6)	any Mortgage required to be given or granted by any Restricted Subsidiary pursuant to the terms of any trust deed or similar document entered into by such Restricted Subsidiary prior to the date on which it became a Restricted Subsidiary;

(7)	Mortgages existing as of the date of the Indenture, except that the creating, incurring, assuming or permitting of Mortgages securing obligations of Domtar and its Restricted Subsidiaries under the Credit Agreement shall be deemed so created, incurred, assumed or permitted on the date of the Indenture under clause (1);

(8)	extensions, renewals, alterations or replacements of any Mortgage referred to in the preceding clauses (2) through (7); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal, alteration or replacement and provided, further, however, that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Mortgage so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

(9)	a Mortgage (including successive extensions, renewals, alterations or replacements thereof) not excepted by clauses (1) through (8), provided, that after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets of Domtar.

Limitation on sale and leaseback transactions

The Indenture restricts transactions involving the sale and leaseback by us or any of our Restricted Subsidiaries with any Person (other than us or a Restricted Subsidiary) providing for the leasing by us or any Restricted Subsidiary of any of our or their Principal Property or any property which together with any other property subject to the same transaction or series of related transactions would in the aggregate constitute a Principal Property, except for leases which will not exceed three years, including renewals, which property has been or is to be sold or transferred by us or any Restricted Subsidiary to such Person (other than us or a Restricted Subsidiary) more than six months after the acquisition, completion of construction, or commencement of operations of such property, with the intention of taking back a lease of such property (“sale and leaseback transaction”), unless the net proceeds of the sale or transfer of the property to be leased are at least equal to the fair market value of such property and unless:

(1)	the Indenture would have allowed us or any of our Restricted Subsidiaries to create a Mortgage on such property to secure debt in an amount at least equal to the Attributable Obligation in respect of such sale and leaseback transaction without securing the Notes pursuant to the terms of the covenant described under “—Limitation on liens”; or

(2)	within 180 days, we or any Restricted Subsidiary applies an amount equal to the net proceeds of such sale or transfer to:

(a)	the voluntary retirement of Funded Debt of us or our Restricted Subsidiaries which is senior to or ranks equally with the Notes in right of payment and owing to a Person other than us or any Affiliate of us; or

(b)	the purchase of additional property, facilities or equipment that will constitute or form a part of Principal Property, and which has a fair market value at least equal to the net proceeds of such sale or transfer.

(3)	Notwithstanding the provisions of clauses (1) and (2) above, we and our Restricted Subsidiaries may enter into a sale and leaseback transaction in addition to those permitted by clauses (1) and (2) above, and without any obligation to retire Funded Debt or to acquire property, facilities or equipment, provided at the time of entering into such sale and leaseback transaction and after giving effect thereto, Exempted Debt does not exceed 10% of Consolidated Net Tangible Assets of Domtar.

Future subsidiary guarantors

We will cause each U.S. Subsidiary that guarantees, on the Issue Date or any time thereafter, any indebtedness of us or any of our subsidiaries under the Credit Agreement or any other Credit Facility or any other indebtedness of us to execute and deliver to the Trustee a supplemental indenture pursuant to which such U.S. Subsidiary will unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of and premium, if any, and interest on the Notes on a senior basis and all other obligations under the Indenture. Notwithstanding the foregoing, in the event a Subsidiary Guarantor is released and discharged in full from all of its obligations under its guarantees of (1) the Credit Agreement (including by reason of the termination of the Credit Agreement) and (2) all other Credit Facilities or other indebtedness of us (except in each case a release or discharge by or as a result of payment under such guarantee), then the Subsidiary Guarantee of such Subsidiary Guarantor shall be automatically and unconditionally released or discharged. For purposes of this covenant, “U.S. Subsidiary” means any subsidiary organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia other than subsidiaries owned directly or indirectly by non-U.S. Subsidiaries. Neither this covenant nor any other provisions of the Indenture will limit the incurrence of indebtedness by our subsidiaries or the issuance of guarantees of indebtedness by our subsidiaries, except as set forth in this paragraph, and any such indebtedness or guarantees could be effectively senior to the Notes.

The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, guarantees under any Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Each future Subsidiary Guarantee shall also be released in accordance with the provisions of the Indenture described under “—Subsidiary guarantees.”

SEC reports

We will:

(1)	file with the Trustee, within 15 days after we are required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which we may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

(2)	file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by us with the conditions and covenants of the Indenture as may be required from time to time by such rules and regulations;

(3)	notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, continue to file with the SEC and provide the Trustee the information that is specified under Sections 13 and 15(d) of the Exchange Act within the time period specified therein or in such relevant forms; and

(4)	transmit by mail, to all holders of Notes, as their names and addresses appear in the security register, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by us pursuant to clauses (1), (2) and (3) above as may be required by rules and regulations prescribed from time to time by the SEC.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including our compliance with any of our covenants in the Indenture (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

Events of default

Under the terms of the Indenture, each of the following constitutes an Event of Default with respect to the Notes:

(1)	default for 30 days in the payment of any interest on the Notes when due;

(2)	default in the payment of principal or premium, if any, on the Notes when due;

(3)	default in the performance, or breach, of any covenant or warranty in the Indenture with respect to the Notes for 60 days after written notice, as provided below;

(4)	the Subsidiary Guarantee of a Significant Subsidiary ceases to be in full force and effect except as otherwise permitted under the Indenture or is declared null and void in a judicial proceeding or is disaffirmed by the Subsidiary Guarantor;

(5)	certain events of bankruptcy, insolvency or reorganization;

(6)	default under any Mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by Domtar or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Domtar or any of its Restricted Subsidiaries), other than indebtedness owed to Domtar or a Restricted Subsidiary, whether such indebtedness or guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness (“payment default”) or (b) results in the acceleration of such indebtedness prior to its maturity (“cross acceleration provision”) and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $80 million (or its equivalent in other currencies) or more; and

(7)	the taking or entering against Domtar or any of its Restricted Subsidiaries of a judgment or decree for the payment of money in excess of $80 million (or its equivalent in other currencies) in the aggregate, if Domtar or such Restricted Subsidiary, as the case may be, fails to file an appeal therefrom within the applicable appeal period or, if Domtar or such Restricted Subsidiary, as the case may be, does file an appeal therefrom within such period, such judgment or decree is not within a period of 60 days from the date thereof, and does not remain, vacated, discharged or stayed.

However, a default under clause (3) of this paragraph will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify Domtar of such default and Domtar does not cure such default within the time specified in clause (3) of this paragraph after receipt of such notice.

We are required to furnish the Trustee annually with an Officers’ Certificate as to the fulfillment of our obligations under the Indenture.

The Indenture provides that if a Default occurs with respect to the Notes, the Trustee must mail to each holder of Notes notice of the Default within 90 days after it occurs; provided, however, that in the case of a Default specified in clause (3) above with respect to such Notes, no such notice shall be given until at least 30 days after the occurrence thereof. The Indenture provides that the Trustee may withhold notice to holders of the Notes of any Default, except in respect of the payment of principal or interest on the Notes, if it considers it in the interests of the holders of the Notes to do so.

Effect of an event of default

If an Event of Default exists (other than an Event of Default described in clause (5) above), the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal amount (or, if the Notes are original issue discount securities, the portion of the principal amount as may be specified in the terms of the Notes) of and premium, if any, and accrued but unpaid interest and any other monetary obligations on the Notes to be due and payable immediately, by a notice in writing to us, and to the Trustee if given by holders. Upon that declaration, the principal (or specified) amount, premium, if any, and interest will become immediately due and payable. However, at any time after a declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of not less than a majority in aggregate principal amount may, subject to conditions specified in the Indenture, rescind and annul that declaration and its consequences.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) above has occurred and is continuing, the declaration of acceleration of the Notes will be automatically annulled if the default triggering such Event of Default pursuant to clause (5) is remedied or cured by Domtar or a Restricted Subsidiary or waived by the holders of the relevant indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

If an Event of Default in the case of certain events of bankruptcy, insolvency or reorganization exists, the principal (or specified) amount of and premium, if any, accrued but unpaid interest and any other monetary obligations on all of the outstanding Notes will automatically, and without any declaration or other action on the part of the Trustee or any holder of such outstanding Notes, become immediately due and payable.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default then exists, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture (other than the payment of any amounts on the Notes furnished to it pursuant to the Indenture) at your (or any other person’s) request, order or direction, unless you have (or such other person has) offered to the Trustee reasonable security or indemnity. Subject to the provisions for the security or indemnification of the Trustee, the holders of a majority in aggregate principal amount of outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee in connection with the Notes.

Legal proceedings and enforcement of right to payment

Unless you have previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, you will not have any right to institute any proceeding for the Notes in connection with the Indenture or for any remedy under the Indenture. In addition, the holders of at least 25% in aggregate principal amount of the outstanding Notes must have made a written request, and offered reasonable security or indemnity, to the Trustee to institute that proceeding as Trustee, and, within 60 days following the receipt of such notice, the Trustee must not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with that request, and the Trustee must have failed to institute a proceeding within such 60 day period. However, you will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and interest on the Notes on or after the due dates expressed in the Notes (or, in the case of redemption, on or after the redemption date) and to institute a suit for the enforcement of that payment.

Modification of the indenture

We, the Subsidiary Guarantors and the Trustee may, without the consent of any holders of the Notes, enter into supplemental indentures that amend, waive or supplement the terms of the Indenture, the Notes and the Subsidiary Guarantees for specified purposes. The purposes for which the Indenture, the Notes and the Subsidiary Guarantees thereof can be amended without the consent of any holders include the following:

•	to evidence the succession of another Person to us or any Subsidiary Guarantor under the Indenture, the Notes issued under the Indenture and the Subsidiary Guarantees;

•

to add guarantees with respect to the Notes or release a Subsidiary Guarantor from its obligations under its Subsidiary Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the Trustee;

•	to surrender any right or power the Indenture may confer on us;

•	to add to the covenants made in the Indenture for the benefit of the holders of all Notes;

•	to make any change that does not adversely affect the rights of any holder of Notes;

•	to add any additional Events of Default;

•	to secure the Notes;

•	to evidence and provide for the acceptance of appointment by an additional or successor trustee with respect to the Notes;

•

to cure any ambiguity, defect or inconsistency in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture as the Company and the Trustee may deem necessary and desirable, so long as the rights of any holder of the Notes are not adversely affected in any material respect;

•	to comply with the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

•

to conform the text of the Indenture, the Notes or the Subsidiary Guarantees to any provision of this “Description of the notes” to the extent that such provision in this “Description of the notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Subsidiary Guarantees; or

•	to maintain the qualification of the Indenture under the Trust Indenture Act or other applicable law.

We and the Trustee may modify and amend any of the Indenture, the Notes and the Subsidiary Guarantees thereof with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes). However, no modification or amendment may, without the consent of the holder of each outstanding Note:

•	change the stated maturity of the principal of, or any installment of interest payable on, the outstanding Notes;

•

reduce the principal amount of, or the rate of interest on, any outstanding Notes or the premium, if any, payable upon the redemption thereof, or the amount of principal of an original issue discount Note, that would be due and payable upon redemption of such Note or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of the outstanding Notes;

•

reduce the premium payable upon the repurchase of any Note or change the time at which any Note may be repurchased as described under “—Change of control,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definition of “—Change of Control”);

•	reduce the amount of principal of Notes payable upon acceleration of the maturity thereof;

•	change the place of payment or the coin or currency in which the principal of or premium, if any, or the interest on the outstanding Notes is payable;

•

impair your right to receive payment of principal, premium, if any, and interest on the outstanding Notes on or after the due dates therefor or your right to institute suit for the enforcement of any payment on or with respect to the outstanding Notes;

•	modify the Subsidiary Guarantees in any manner adverse to the holders of the Notes;

•

reduce the percentage of the holders of outstanding debt securities necessary to modify or amend the Indenture, to waive compliance with any provision of the Indenture or certain defaults and consequences of the defaults or to reduce the quorum or voting requirements set forth in the Indenture; or

•

modify any of these provisions or any of the provisions relating to the waiver of certain past defaults or provisions of the Indenture, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of all of the holders of Notes.

The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive (including, without limitation, by consent obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) compliance by us with any provision of the Indenture. The holders of not less than a majority in aggregate principal amount of the outstanding Notes may, on behalf of the holders of all the Notes, waive (including, without limitation, by consent obtained in connection with a purchase of, or tender offer or exchange offer for, such Notes) past defaults by us under certain covenants of the Indenture which relate to the Notes. However, a default in the payment of the principal of, premium, if any, or interest on, any of the Notes or relating to a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected cannot be so waived.

Defeasance and covenant defeasance

The Indenture provides that we may discharge all of our obligations, other than as to transfers and exchanges and certain other specified obligations, under the Notes at any time (“defeasance”). If the Company exercises its defeasance option, the Subsidiary Guarantees in effect at such time will terminate. The Indenture also provides that we may be released from our obligations described above under “—Limitation on liens”, “—Limitation on sale and leaseback transactions” and “—Future subsidiary guarantors” and certain aspects of our obligations described above under “—Consolidation, merger and sale of assets”, and from certain other obligations, and elect not to comply with those sections and obligations without creating an Event of Default and that we may terminate the operation of the cross-default upon a payment default, cross acceleration provisions and the Subsidiary Guarantor provision in “—Events of default” (“covenant defeasance”).

Defeasance and covenant defeasance may be effected with respect to the Notes only if, among other things:

•

we irrevocably deposit with the Trustee money or United States government obligations or a combination thereof, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, premium, if any, and interest on all outstanding Notes;

•	we deliver to the Trustee an opinion of counsel in the United States to the effect that:

•	the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ United States federal income tax treatment of principal and interest payments on the Notes;

(in the case of defeasance, this opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Supplemental Indenture);

•	we deliver to the Trustee an opinion of counsel in Canada to the effect that:

•	the holders of the Notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such defeasance or covenant defeasance; and

•	the defeasance or covenant defeasance will not otherwise alter those holders’ Canadian federal income tax treatment of principal and interest payments on the Notes;

which opinion must be based on a ruling of the Canada Revenue Agency or a change in Canadian income tax law occurring after the date of the Supplemental Indenture;

•	no Default or Event of Default under the Indenture has occurred and is continuing;

•	we are not “insolvent” within the meaning of the U.S. Bankruptcy Code or applicable state law on the date of such deposit or at any time during the period ended on the 91st day following such deposit;

•

such defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, any indenture or other agreement or instrument for borrowed money to which we are a party or by which we are bound;

•

such defeasance or covenant defeasance does not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended (the “Investment Company Act”), unless such trust shall be registered under the Investment Company Act or exempt from registration thereunder;

•

we deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with; and

•	other conditions specified in the Indenture have been met.

Satisfaction and discharge

The Indenture provides that when, among other things, all the Notes not previously delivered to the Trustee for cancellation:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and at our expense,

and we or a Subsidiary Guarantor deposits or causes to be deposited with the Trustee, in trust, an amount of money or U.S. government obligations, or a combination thereof (such amount to the certified in the case of U.S. government obligations) sufficient to pay and discharge the entire indebtedness on Notes not previously delivered to the Trustee for cancellation, for the principal and premium, if any, and interest to the date of the deposit or to the stated maturity or redemption, as the case may be, then the Indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the Indenture. However, we will continue to be obligated to pay all other sums due under the Indenture and to provide the Officers’ Certificates and Opinions of Counsel described in the Indenture.

Book-entry, delivery and form

DTC will act as securities depository for the Notes. The Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee) or such other name as may be requested by an authorized representative of DTC. DTC or its nominee will credit on its book-entry registration and transfer system the principal amount of the debt securities represented by the global Notes to the accounts of persons that have accounts with it. We refer to those persons as “participants” in this prospectus and consent solicitation statement.

The following is based on information furnished by DTC.

DTC, the world’s largest depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York State Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and Members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation, (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). DTC has Standard & Poor’s highest rating: AAA. The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of Notes (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

So long as DTC or Cede & Co. (or any other nominee) is the registered owner of a global debt security, DTC or its nominee will be considered the sole owner or holder of the Notes represented by the global Notes for all purposes under the Indenture. Except as provided below, you

•	will not be entitled to have any of the Notes represented by the global Notes registered in your name;

•	will not receive or be entitled to receive physical, certificated Notes; and

•

will not be considered the owner or holder of the Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to Domtar as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from Domtar or the Trustee on payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or Domtar, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Domtar or the Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as depository with respect to the Notes at any time by giving reasonable notice to Domtar or the Trustee. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the Notes are required to be printed and delivered.

Domtar may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates representing the Notes will be printed and delivered.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Domtar believes to be reliable, but Domtar takes no responsibility for the accuracy thereof.

Payment and paying agents

We will pay principal of and premium, if any, and interest on the Notes at the office of the Trustee in the City of New York or at the office of any paying agent that we may designate. We may at any time designate additional paying agents or rescind the designation of any paying agent. We must maintain a paying agent in each place of payment for the Notes.

We will pay any interest on the Notes to the registered owner of the Notes at the close of business on the regular record date for the interest, except in the case of defaulted interest.

Any moneys deposited with the Trustee or any paying agent, or then held by us in trust, for the payment of the principal of and premium, if any, and interest on any Notes that remain unclaimed for two years after the principal, premium or interest has become due and payable will, at our request, be repaid to us. After repayment to us, you are entitled to seek payment only from us as a general unsecured creditor.

Governing law

The Notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Information concerning the trustee

The Trustee under the Indenture will have all the duties and responsibilities of an indenture trustee specified in the Trust Indenture Act. The Trustee is not required to expend or risk its own funds or otherwise incur financial liability in performing its duties or exercising its rights and powers if it reasonably believes that it is not reasonably assured of repayment or adequate indemnity.

The Bank of New York Mellon is the Trustee under the Indenture. The Trustee’s current address is 101 Barclay Street, New York, New York 10286, Attention: Global Finance Americas.

The Trustee under the Indenture acts as depositary for funds of, makes loans to, and/or performs other services for, us and our subsidiaries in the normal course of business.

Certain definitions

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Obligation” means, in respect of a sale and leaseback transaction, the present value (discounted at the rate of interest implicit in such transaction, if known, or at the rate of 10% if such implicit rate is not known) of the obligation of the lessee for the Net Rental Payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) entered into in connection therewith, such present value to be established as at the date as of which the amount of the payment is determined and in accordance with GAAP as in effect from time to time.

“Change of Control” means:

(1)	any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d 3 and 13d 5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the Voting Stock of Domtar (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of Domtar held by a parent entity, if such person or group “beneficially owns” (as defined above), directly or indirectly, more than 40% of the voting power of the Voting Stock of such parent entity); or

(2)	the first day on which a majority of the members of the Board of Directors of Domtar are not Continuing Directors; or

(3)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Domtar and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4)	Domtar consolidates with, or merges with or into, any person, or any person consolidates with, or merges with or into, Domtar, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Domtar is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Domtar outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee person immediately after giving effect to such issuance; or

(5)	the adoption by the stockholders of Domtar of a plan or proposal for the liquidation or dissolution of Domtar.

“Consolidated Net Tangible Assets” means, with respect to any Person, the total of all assets appearing on the most recent consolidated balance sheet of such Person, less the sum of the following amounts appearing on such consolidated balance sheet:

•

amounts, if any, at which goodwill, trademarks, trade names, copyrights, patents and other similar intangible assets (other than timber licenses) and unamortized stock or debt commission, discount, expense and premium shall appear as assets,

•	all amounts at which investments in Persons which are not being consolidated shall appear on such consolidated balance sheet as assets,

•	the amount of all liabilities appearing on such consolidated balance sheet as current liabilities, and

•	any minority interest appearing on such consolidated balance sheet,

all as determined on a consolidated basis in accordance with GAAP as in effect from time to time.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of Domtar who: (1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 15, 2012, among Domtar, Domtar Paper Company, LLC and Domtar Inc., the banks and other financial institutions or entities from time to time parties thereto, J.P. Morgan Chase Bank, N.A., as administrative agent, The Bank of Nova Scotia and Bank of America, N.A., as syndication agents, Canadian Imperial Bank of Commerce, Goldman Sachs Lending Partners LLC and Royal Bank of Canada, as co-documentation agents, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (and whether or not with the original administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original credit agreement or any other credit or other agreement or indenture).

“Credit Facilities” means one or more of the Credit Agreement and any other facilities or arrangements designated by the Company, in each case with one or more banks or other lenders or institutions providing for revolving credit loans, term loans, receivables financings, letters of credit or other indebtedness, in each case, including all agreements, instruments and documents executed and delivered pursuant to or in connection with any of the foregoing, including, without limitation, to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledge agreements, security agreements and collateral documents, in each case as the same may be amended, supplemented, waived or otherwise modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid, increased or extended from time to time (whether in whole or in part, whether with the original banks, lenders or institutions or other banks, lenders or institutions or otherwise, and whether provided under any original Credit Facility or one or more other credit agreements, indentures, financing agreements or other Credit Facilities or otherwise). Without limiting the generality of the foregoing, the term “Credit Facility” includes any agreement (i) changing the maturity of any indebtedness incurred thereunder or contemplated thereby, (ii) adding Subsidiaries as additional borrowers or guarantors thereunder, (iii) increasing the amount of indebtedness incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default with respect to the Notes.

“Exempted Debt” means, without duplication, (a) all indebtedness of Domtar and its Restricted Subsidiaries which is secured by a Mortgage described in clause 9 under “Covenants—Limitation on liens” and (b) all Attributed Obligations in respect of sale and leaseback transactions, described in clause (3) under “Covenants—Limitation on sale and leaseback transactions.”

“Funded Debt” of any Person means any indebtedness, whether issued, assumed or guaranteed by any Person, maturing by its terms more than one year from the date of issuance, assumption or guarantee thereof or which is extendible or renewable at the sole option of the obligor in such manner that it may become payable more than one year from the date of issuance, assumption or guarantee thereof by such Person.

“GAAP” means generally accepted accounting principles in the United States.

“Issue Date” means the date on which the Notes are originally issued.

“Mortgage” means any mortgage, hypothec, privilege, pledge, security interest, floating charge or other similar lien or encumbrance.

“Net Rental Payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of indemnities (other than any constituting basic rent) or maintenance and repairs, insurance, taxes, assessments, water rates, utilities or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, production or other measures of economic performance.

“Officers’ Certificate” means a certificate signed by (i) the Chairman of the Board of Directors, Chief Executive Officer, President or any Vice President, and (ii) the Treasurer, any Associate Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Assistant Secretary, of Domtar, and delivered to the Trustee. One of the officers signing the annual Officers’ Certificate provided to the Trustee shall be the principal executive, financial or accounting officer of Domtar.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for (and an employee of) Domtar, and who shall be reasonably acceptable to the Trustee.

“Person” means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Principal Facility” means any mill, converting plant or manufacturing plant owned or leased at the date of the Indenture or acquired or leased by us or any subsidiary after such date and which is located within Canada or the United States, other than any mill or plant the fair market value of which as determined by our board of directors does not at the time exceed 1% of our Consolidated Net Tangible Assets.

“Principal Property” means, as the context may require, any real or immovable property forming part of or constituting any or all of the following: any Principal Facility or Timberlands.

“Purchase Money Obligation” means any indebtedness, whether or not secured, incurred in respect of the cost of acquisition of any property (including shares of capital stock or debt) or of the cost of construction or improvement of any property acquired, constructed or improved after the date of the Indenture, which indebtedness existed at the time of acquisition or was created, issued, incurred, assumed or guaranteed contemporaneously with the acquisition, construction or improvement or within 120 days after the completion thereof (or subsequently if created pursuant to a firm commitment financing arrangement obtained within such 120-day period, provided that the related indebtedness is created within 90 days after the expiration of such 120-day period) and includes any extension, renewal or refunding of any such indebtedness if the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased.

“Restricted Subsidiary” means (a) a subsidiary which, as at the end of our then most recently completed fiscal quarter, had Consolidated Net Tangible Assets representing 5% or more of our Consolidated Net Tangible Assets (including such subsidiary) and owns or leases any interest in a Principal Property and (b) any other subsidiary which our board of directors shall have determined to be a Restricted Subsidiary. Any determination mentioned in clause (b) shall be irrevocable; provided, however, that our board of directors may determine that a Restricted Subsidiary described in clause (b) shall cease to be a Restricted Subsidiary and shall become an Unrestricted Subsidiary if:

•

a Person other than us or a Restricted Subsidiary shall hold a minority interest in such Restricted Subsidiary of at least 15% of the common shareholders’ equity (or equivalent equity interests) of such Restricted Subsidiary, and

•	immediately after such Restricted Subsidiary becomes an Unrestricted Subsidiary, no Default or Event of Default shall exist.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of Domtar within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Subsidiary Guarantee” means, individually, any guarantee of payment of the Notes pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such guarantees. Each such Subsidiary Guarantee will be in the form prescribed by the Indenture.

“Subsidiary Guarantors” means each subsidiary of ours in existence on the Issue Date that provides a Subsidiary Guarantee on the Issue Date and any other subsidiary of ours that provides a Subsidiary Guarantee in accordance with the Indenture; provided that upon the release or discharge of such subsidiary from its Subsidiary Guarantee in accordance with the terms of the Indenture, such subsidiary shall cease to be a Subsidiary Guarantor.

“Timberlands” means any real or immovable property located within Canada or the United States and (a) which is owned by us or any subsidiary and contains, or (b) with respect to which we or any subsidiary is entitled under any lease, license or similar agreement to cut and remove, standing timber which is (or upon completion of a growth cycle then in process is expected to become) of a commercial quantity and of merchantable quality, other than (i) any such property which at the time of determination is not held primarily for the production of lumber or other wood products, (ii) any such property the fair market value of which as determined by our board of directors does not at the time exceed 1% of our Consolidated Net Tangible Assets or (iii) any reserves of oil and gas located under such property.

“Unrestricted Subsidiary” means any subsidiary of Domtar which is not a Restricted Subsidiary at the time of determination.

“Voting Stock” of any Person means capital stock of any class of such Person then outstanding and which ordinarily has voting power for the election of directors or other governing body of such Person.

Material U.S. federal tax consequences

The following is a discussion of material United States federal tax consequences of the ownership and disposition of the notes purchased pursuant to this offering. This discussion only addresses tax considerations for U.S Holders and Non-U.S. Holders (each as defined below) that acquire the notes for cash at original issue at their “issue price” and that hold the notes as “capital assets”, each within the meaning of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon the Code, Treasury regulations (including proposed Treasury regulations) issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

This discussion does not address all aspects of United States federal income taxation that may be relevant to a Holder (as defined below) in light of such Holder’s particular circumstances, or to Holders subject to special rules such as (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, retirement plans or tax-exempt organizations, (2) Holders holding the notes as part of a straddle, hedge, conversion or other integrated transaction, (3) persons who mark their securities to market for United States federal income tax purposes or whose functional currency is not the U.S. dollar, (4) United States expatriates or (5) persons subject to alternative minimum taxes. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any United States federal estate (except as discussed below for Non-U.S. Holders) or gift tax considerations.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is a beneficial owner of a note (other than a partnership) that is not a U.S. Holder. The term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for United States federal income tax purposes holds the notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the notes should consult their own tax advisers.

The following discussion is for general information only and is not tax advice. Accordingly, we recommend that you consult your own tax advisers as to the particular tax consequences to you of the matters discussed herein, including the applicability and effect of any United States federal, state and local and non-United States income, estate and other tax laws and any recent or prospective changes in applicable tax laws.

Certain additional payments

We are required to pay 101% of the principal amount of the notes under the circumstances described above under the heading “Description of the notes—Change of control.” If any such payment is treated as a contingent payment for purposes of the U.S. Treasury regulations regarding contingent payment debt instruments, the notes may be treated as contingent payment debt instruments, in which case the timing and amount of income inclusions and the character of income recognized may be different from the consequences discussed herein. We intend to treat the possibility of our making any such payment as not causing the notes to be contingent payment debt instruments. Our treatment will be binding on all Holders except a Holder that discloses its differing position in a statement attached to its timely filed United States federal income tax return for the taxable year during which a note was acquired. Our treatment is not, however, binding on the IRS, and if the IRS were to challenge such treatment, a Holder might be required to accrue income on a note in excess of stated interest and to treat as ordinary income, rather than capital gain, any income recognized on the taxable disposition of a note before the resolution of the contingencies. In the event a change in control actually occurs, it could affect the amount and timing (and possibly character) of the income that a Holder will recognize. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. Holder.

Taxation of interest on the notes

In general, interest payable on a note will be taxable to you as ordinary interest income, as received or accrued, in accordance with your regular method of accounting for United States federal income tax purposes.

Sale, exchange, redemption, retirement or other disposition of the notes

In general, you will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of a note measured by the difference between the amount realized on the disposition (less an amount equal to any accrued and unpaid interest, which will be treated as ordinary interest income if not previously included in income) and your adjusted tax basis in the note. Your adjusted tax basis generally will be your cost for the note. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments of principal and interest made in respect of the notes, and to payments of proceeds from the sale, exchange, redemption or other disposition of the notes unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

The following is a summary of certain United States federal income and estate tax consequences that will apply to you if you are a Non-U.S. Holder.

United States federal withholding tax

The general 30% United States federal withholding tax will not apply to any payment of principal or, under the “portfolio interest rule,” any payment of interest on the notes, provided certain conditions discussed below are met. The “portfolio interest rule” will apply only if:

•	interest paid on the notes is not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of Domtar’s voting stock within the meaning of the Code and applicable Treasury regulations;

•	you are not a controlled foreign corporation that is related to Domtar through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (a) you provide your name and address on an IRS Form W-8BEN (or other applicable form), and certify, under penalties of perjury, that you are not a United States person as defined under the Code or (b) you hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury regulations.

Special certification rules apply to holders that are non-U.S. pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest on the notes made to you will be subject to the 30% United States federal withholding tax, unless you provide a properly executed:

•	IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty; or

•

IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is effectively connected with your conduct of a trade or business in the United States (as discussed below under “United States federal income tax”).

The 30% United States federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of a note.

United States federal income tax

If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), then you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% United States federal withholding tax, provided the certification requirements discussed above in “United States federal withholding tax” are satisfied) in substantially the same manner as a U.S. Holder (except as provided by an applicable income tax treaty). In addition, if you are a foreign corporation, you may be subject to a branch profits tax at the rate of 30% (or lower applicable income tax treaty rate).

Any gain realized on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment), in which case you will generally be subject to United States federal income tax with respect to such gain in substantially the same manner as a U.S. Holder (except as provided by an applicable income tax treaty) and, if you are a foreign corporation, you may also be subject to a U.S. branch profits tax at the rate of 30% (or lower applicable income tax treaty rate); or

•

you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, in which case you will be subject to a flat 30% United States federal income tax on such gain, which generally may be offset by U.S. source capital losses.

United States federal estate tax

A note held by an individual Non-U.S. Holder who is neither a citizen nor a resident of the United States (specifically defined for estate tax purposes) at the time of his or her death generally will not be subject to United States federal estate tax, provided that (i) such individual holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of Domtar stock and (ii) payments of interest on such note would not have been considered effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder.

Information reporting and backup withholding

Generally, the relevant information reporting agents must report to the IRS and to Non-U.S. Holders the amount of interest paid with respect to the notes and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

Payments of principal and interest made in respect of the notes and payments of proceeds from the sale, exchange, redemption, or other disposition of the notes to you will generally not be subject to information reporting requirements (except as described in the paragraph above) or backup withholding provided you certify your exempt status by delivering a properly executed IRS Form W-8BEN (or an appropriate substitute form) or otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for which J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC are acting as representatives, and the underwriters have, severally and not jointly, agreed to purchase, the following respective principal amounts of the notes:

Underwriter	Principal amount of notes

J.P. Morgan Securities LLC	$41,667,000

Morgan Stanley & Co. LLC .	41,667,000

RBC Capital Markets, LLC	41,666,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated.	22,250,000

Scotia Capital (USA) Inc.	22,250,000

CIBC World Markets Corp.	12,500,000

Goldman Sachs & Co.	12,500,000

BMO Capital Markets Corp.	9,250,000

Desjardins Securities Inc.	9,250,000

Deutsche Bank Securities Inc.	9,250,000

National Bank of Canada Financial Inc.	9,250,000

Rabo Securities USA, Inc.	9,250,000

TD Securities (USA) LLC	9,250,000

Total	$250,000,000

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us, are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriters have agreed to purchase all of the notes if any of them are purchased. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover of this prospectus. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.50% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms.

We will not offer or sell any of our debt securities having a term of more than one year (other than the notes) for a period of 30 days after the date of this prospectus without the prior consent of the representatives of the underwriters. We have agreed to indemnify severally the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities for which there is no established public market. We do not intend to apply for a listing of the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation system. The underwriters have advised us that they intend to make a market in the notes, as permitted by applicable laws and regulations; however, the underwriters are not obligated to do so and they may discontinue their market–making activities at any time without notice. Accordingly, an active public trading market for the notes may not develop and the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, certain of the underwriters or their affiliates are lenders under the Credit Agreement and may receive a portion of the net proceeds from this offering to the extent such proceeds are used to pay down amounts outstanding under the Credit Agreement. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling restrictions

The notes are offered for sale in the United States and certain jurisdictions outside the United States in which such offer and sale is permitted.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; (ii) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or (iii) in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

This prospectus supplement has been prepared on the basis that all offers of the notes in any Member State of the European Economic Area will be made pursuant to an exemption under Article 3(2) of the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the notes. Accordingly, any person making or intending to make any offer of the notes in that Relevant Member State may only do so in circumstances in which no obligation arises for us, our affiliates or any of the underwriters to publish a prospectus pursuant to the Prospectus Directive for such offer. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of the notes in circumstances in which an obligation arises for us or any underwriter to publish a prospectus pursuant to the Prospectus Directive for such offer.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters has represented and agreed and undertaken that:

(i)	it has only communicated, or caused to be communicated, and will only communicate, or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)	it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes, in, from or otherwise involving the United Kingdom.

Other matters

Desjardins Securities Inc. is not a U.S. registered broker-dealer, and, therefore, will not effect any offers or sales of any notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

Legal matters

The validity of the notes and the subsidiary guarantees will be passed upon for us by Debevoise & Plimpton LLP, New York, New York and for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Debevoise & Plimpton LLP and Simpson Thacher & Bartlett LLP will rely upon the opinions of Richards, Layton & Finger, P.A., as to certain matters of Delaware law, and Quarles & Brady LLP, as to certain matters of Wisconsin law.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ending December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find more information

The Company has filed with the SEC a registration statement on Form S-3 under the Securities Act, of which this prospectus forms a part, to register with the SEC the notes offered by this prospectus.

This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to the Company, reference is made to the registration statement and its exhibits.

Statements contained in this prospectus or any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to within this prospectus or any such document are not necessarily complete and reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this prospectus regarding an agreement or other document is qualified in all respects by such agreement or other document.

The Company will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. The Company will provide this information, at no charge, upon written or oral request. Requests for this information may be made in writing to Domtar Corporation, 395 de Maisonneuve Blvd. West, Montreal, Québec, Canada H3A 1L6, or by telephone at (514) 848-5555.

You may read and copy all or any portion of the registration statement at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as the Company, that file electronically with the SEC. The Company is subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about the Company at www.domtar.com.

Incorporation of certain information by reference

The SEC allows us to “incorporate by reference” in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus. We incorporate by reference the following documents (or portions thereof):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2012 and June 30, 2012;

•	Our Definitive Proxy Statement on Schedule 14-A filed with the SEC March 30, 2012; and

•	Our Current Reports on Form 8-K filed with the SEC on January 26, 2012, February 23, 2012, March 1, 2012, March 16, 2012, May 4, 2012 and June 18, 2012.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus until the termination of this offering.